333 S. Wabash Ave. Chicago IL 60604	Robert M. Mann Senior Vice President and Deputy General Counsel Law Department Telephone 312-822-4982 Facsimile 312-822-1297 Internet robert.mann@cna.com

July 15, 2008

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549-6010

Attn:	Sasha Parikh Staff Accountant

Re:	CNA Financial Corporation (“CNA”) Form 10-K for the Fiscal Year Ended December 31, 2007 Form 10-Q for the Quarter Ended March 31, 2008 Comment Letter dated April 18, 2008 File No. 001-05823

VIA EDGAR FILING AND FACSIMILE TRANSMISSION

Dear Ms. Parikh:

Thank you for speaking with CNA representatives today regarding the Staff’s follow-up comment, receipt of which CNA acknowledges, to CNA’s response to the captioned Comment Letter. CNA is currently working on a substantive response to the follow-up comment and plans to file this response on or before August 1, 2008.

Although we are of course amenable to enhancing our disclosures in the context of the Comment Letter, this response should not be considered an indication that we believe any disclosures in the captioned Form 10-K or Form 10-Q filings were inadequate or incorrect in any material respect.

If you have any questions or further comments, please call the undersigned at (312) 822-4982 or fax at (312) 822-1297.

Very truly yours,

/s/ Robert M. Mann

Robert M. Mann